CONVERSION ENDORSEMENT

In this Endorsement, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner. "Annuitant" also includes "Participant". "Contract Year" also includes "Participant Year". "Contract" also includes "Certificate".

You may exchange this Contract for a new annuity contract issued by us.

The new contract will be our EQUI-VEST @ Retirement contract that we make available for this conversion privilege. The "Summary Description of the EQUI-VEST @ Retirement Contract" which follows provides a summary of the key features and charges of the new contract. The following requirements must be met at the time of conversion:

(1)   The EQUI-VEST @ Retirement Contract is available in your state;

(2) The written application for the new contract is received by our Processing Office no later than the close of business on December 31, 2016, or such later date as we state in writing to you;

(3)   You must elect one of the contract and rider combinations listed in item
      (4) below;

(4)   You are between the ages of:

      o 55 and 85 for the EQUI-VEST @ Retirement contract with the Guaranteed Withdrawal Benefit for Life and Standard Death Benefit; or

      o 55 and 75 for the EQUI-VEST @ Retirement contract with the Guaranteed Withdrawal Benefit for Life and Enhanced Death Benefit; or

      o 55 and 75 for the EQUI-VEST @ Retirement contract with the optional Guaranteed Minimum Income Benefit and any optional Death Benefit; or

      o 55 and 75 for the EQUI-VEST @ Retirement contract with any Enhanced Death Benefit;

(5) If you are an Annuitant enrolled under a TSA Plan, you are separated from service;

(6)   There are no withdrawal charges applicable under the existing Contract;

(7) Any outstanding loan under the existing contract has been paid in full or will be defaulted;

(8) No rollover/direct transfer contribution was made to the existing Contract in the two Contract Years prior to the date you apply for the new contract.

AXA EQUITABLE LIFE INSURANCE COMPANY


/s/ Christopher M. Condron                    /s/ Karen Field Hazin

Christopher M. Condron                        Karen Field Hazin, Vice President,
Chairman and Chief Executive Officer          Secretary and Associate General
                                              Counsel



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           SUMMARY DESCRIPTION OF THE EQUI-VEST @ RETIREMENT CONTRACT

                               General Description

EQUI-VEST @ Retirement is a variable deferred annuity contract issued by AXA Equitable Life Insurance Company. It provides for the accumulation of account value and for application of account value to receive income. The contract offers optional income guarantees and death benefit protection. Your contributions to the contract may be allocated to one or more of our variable investment options, the guaranteed interest option or fixed maturity options ("investment options"). There is no purchase fee or withdrawal charge under the contract.

                                  Base Contract

Investment Options

         Variable Investment Options - EQUI-VEST @ Retirement's variable investment options invest in common stock, bond and other portfolios managed by professional investment advisers. Variable investment options are divisions of our Separate Account. Amounts allocated to variable investment options are not guaranteed except as may be provided under an optional guarantee as described below.

         Fixed maturity options - Each fixed maturity option offers a guarantee of principal and interest rate if you hold it to maturity. If you make withdrawals or transfers from a fixed maturity option before maturity, there will be a market value adjustment based on the difference between the originally guaranteed rate and our current rate for the same maturity (but not less than 3%). We offer fixed maturity options with maturities ranging from approximately 1 to 10 years.

         Guaranteed interest option - Interest is credited at a guaranteed minimum rate and additional interest rates as may be set periodically.

Contribution Limits - We have the right to limit total contributions to $1,500,000 ($500,000 for owners or annuitants who are ages 81 and older at contract issue).

Access to your money - You may make withdrawals from or surrender your contract at any time. Loans are available under Tax Sheltered Annuity (TSA) 403(b) contracts.

Annuity Commencement - Unless changed by an optional benefit as described below, the contract provides for your account value to be applied to purchase a life annuity when you (or an older joint owner) are age 95.

                                Optional Features

You must elect one or more of the optional features described below. The contract offers "living benefits" for you while you are living (guaranteed minimum income benefit and guaranteed withdrawal benefit for life) and death benefits for your beneficiary (guaranteed minimum death benefits). Optional benefits may be elected only at the time you apply for the contract and may not be voluntarily terminated. Except for the standard death benefit, there is an additional charge for each optional feature. Optional features are calculated using a benefit base, which is not an account value or a cash value. Benefits are based on the age of the Owner (or older joint owner).

Guaranteed minimum death benefits (available for owner ages 55 - 75): You can elect either one of the following enhanced death benefits alone or in conjunction with the guaranteed minimum income benefit described below.


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   o  Annual ratchet to age 85, which resets the benefit base to the highest account value on each contract date anniversary; or

   o Greater of 6% rollup to age 85 or annual ratchet to age 85, which sets the benefit base equal to the greater of contributions credited with interest at 6% (amounts in certain investment options are credited with interest at 3%) and the highest account value on each contract date anniversary.

The death benefit payable is the greater of the applicable benefit base and the account value. Contracts with the guaranteed withdrawal benefit for life have a different optional death benefit, as described below.

Guaranteed minimum income benefit (available for owner ages 55 - 75) - The guaranteed minimum income benefit guarantees that when you exercise the benefit on the 10th or later contract date anniversary through age 85, your account value will be used to purchase a minimum amount of annual annuity payments under either a life annuity payout option or a life with period certain payout option. The annual lifetime income you will receive will be the greater of (i) your guaranteed minimum income benefit base applied to guaranteed annuity purchase factors or (ii) the income provided by applying your account value at our then current annuity purchase factors. The guaranteed minimum income benefit base is equal to the greater of contributions credited with interest at 6% (amounts in certain investment options are credited with interest at 3%) and the highest account value on each contract date anniversary. With this option you can elect either one of the enhanced death benefits described above or a standard death benefit, which is equal to your contributions. If you elect the guaranteed minimum income benefit, you may not elect the guaranteed withdrawal benefit for life.

Guaranteed withdrawal benefit for life (available for owner ages 55 - 85) - The guaranteed withdrawal benefit for life option ("GWBL") guarantees that you can take withdrawals of up to a maximum amount each contract year (your "Guaranteed Annual Withdrawal Amount" or "GAWA") beginning at age 55. Withdrawals are taken from your account value and continue during your lifetime even if your account value falls to zero (unless its falling to zero is caused by an excess withdrawal; that is, a withdrawal that exceeds your GAWA). If your account value falls to zero other than as a result of an excess withdrawal, you will receive a life annuity contract for the remaining annual payments of the GAWA. The GAWA is equal to a percentage (based on the age of the owner, or the younger owner in the case of joint lives) of your GWBL benefit base, which at issue is equal to the initial contribution and is re-determined annually to equal the highest account value on each contract date anniversary. Upon any such re-determination, we reserve the right to increase the charge for this benefit. You can opt out of having the benefit base re-determined on each contract date anniversary. During the first 10 contract years, for each year in which there is no withdrawal, the GWBL benefit base will be stepped up on the contract date anniversary by an amount that is equal to 5% of contributions. On any contract date anniversary on which the 5% step up is greater that the re-determined benefit base, the 5% step up will be the new GWBL benefit base. The GWBL benefit base is reduced only if cumulative withdrawals in a contract year exceed the current GAWA. An excess withdrawal can cause a significant reduction in both your GWBL benefit base and your GAWA. If you make an excess withdrawal, we will recalculate your GWBL benefit base and the GAWA as follows:

   o The GWBL benefit base is reset as of the date of the excess withdrawal to equal the lesser of (1) the GWBL benefit base immediately prior to the excess withdrawal and (ii) the account value immediately following the excess withdrawal

   o The GAWA is recalculated to the reset GWBL benefit base multiplied by the applicable percentage.

With GWBL you can elect the GWBL standard death benefit (available for owner ages 55 - 85), which is equal to contributions or the GWBL enhanced death benefit (available for owner ages 55 - 75). The GWBL enhanced death benefit is re-determined to equal the account each time the GWBL benefit base is increased to equal the account value or increased by an amount that is equal to the same dollar amount by which the GWBL benefit base is increased for the 5% step up.


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Investment options available are limited if GWBL is elected, and loans are not available under TSA contracts issued with GWBL. If you elect GWBL, you may not elect the guaranteed minimum income benefit.

How withdrawals reduce your benefit base
Withdrawals reduce the benefit base on a dollar-for-dollar or pro rata basis. Reduction on a pro rata basis means we calculate the percentage of the account value to be withdrawn and reduce the benefit base by that same percentage. The benefit base is reduced as follows:

   o  Standard death benefit - pro rata

   o  Annual ratchet to age 85 - pro rata

   o Greater of 6% rollup to age 85 or annual ratchet to age 85 - The annual ratchet benefit base is always reduced on a pro rata basis. The 6% rollup benefit base is reduced on a dollar-for-dollar basis as long as the sum of withdrawals in a contract year is 6% or less of the benefit base on the most recent contract date anniversary. Once a withdrawal causes the sum of withdrawals in a contract year to exceed 6% of the benefit base on the most recent contract date anniversary, that entire withdrawal and any subsequent withdrawals in that same contract year will reduce the benefit base on a pro rata basis.

   o GWBL standard death benefit - All withdrawals reduce the GWBL standard death benefit base on a dollar-for-dollar basis up to the GAWA. Any withdrawal that causes cumulative withdrawals in a contract year to exceed the GAWA will cause the GWBL standard death benefit to be reduced by that withdrawal on a pro rata basis.

   o GWBL enhanced death benefit - All withdrawals reduce the GWBL enhanced death benefit base on a dollar-for-dollar basis up to the GAWA. Any withdrawals that causes cumulative withdrawals in a contract year to exceed the Guaranteed Annual Withdrawal Amount will cause the GWBL enhanced death benefit to be re-determined to equal the lesser of the GWBL enhanced death benefit reduced by the total amount of that withdrawal on a pro rata basis or the account value.

                               Additional features

o Free transfers among investment options. (Violations of a policy with respect to disruptive transfer activity may be subject to a fee or other restrictions.)

o  Spousal continuation

o  Beneficiary continuation option

                                Contract Charges

The following is a description of the charges that you will pay under the contract.

Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets:

Mortality and expense risks         0.80%
Administrative                      0.30%
Distribution                        0.20%
                                    -----
Total                               1.30%

Charges we deduct from your account value each year if you elect an optional benefit. The charges for optional benefits are deducted from your account value on each contract date anniversary. We deduct a pro rata portion of the charge from the account value upon contract surrender, when the death benefit is paid or the contract is annuitized (i.e., converted to a payout annuity):

Guaranteed minimum death benefit charge (calculated as a percentage of the applicable guaranteed minimum death benefit base).


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- Standard death benefits                                       0.00%*
- Annual ratchet to age 85.                                     0.25%
- Greater of 6% Roll-Up to age 85 or annual ratchet to age 85   0.60%
- GWBL enhanced death benefit                                   0.30%

* The standard death benefit may be elected only in conjunction with the guaranteed minimum income benefit or GWBL.

Guaranteed minimum income benefit charge (calculated as a percentage of the
guaranteed minimum income benefit base).                        0.65%

Guaranteed withdrawal benefit for life benefit charge (calculated as a percentage of the GWBL benefit base). *
Single Life option                                              0.60%
Joint Life option                                               0.75%

* We may increase the charge for this rider up to the maximum charge shown below; however, we may apply the higher charge only if your Benefit Base increases due to an Annual Ratchet.

If your GWBL benefit base ratchets, we reserve the right to increase your charge up to:
Single Life option                                              0.75%
Joint Life option                                               0.90%


The preceding is a summary of certain provisions of the EQUI-VEST @ Retirement conversion contract and is subject to all terms and conditions of the full contract as issued in your state of residence at the time of conversion.


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